Exhibit 21.1

Subsidiaries of

Rich Uncles Real Estate Investment Trust I

Entity Name	Domestic Jurisdiction

RU DOLLAR GENERAL BAKERSFIELD, LLC	California
RU PMI SAN CARLOS, LLC	California
RU THRIFTY LAKE ELSINORE, LLC	California
RU PRE K SAN ANTONIO, LLC	California
RU DOLLAR TREE MORROW GA, LLC	California
RU CHASE ANTIOCH, LLC	California
RU ISLAND PACIFIC ELK GROVE, LLC	California
RU LEVINS SACRAMENTO, LLC	California